Issuer Free Writing Prospectus, dated September 2, 2008

Filed pursuant to Rule 433

Registration Statement No.: 333-145919

News Release

Hecla Announces Offering to Complete

Greens Creek Acquisition Financing

COEUR D’ALENE, Idaho, Sep 02, 2008 (BUSINESS WIRE)—Hecla Mining Company (NYSE:HL) (“Hecla”) today announced that it has filed a preliminary prospectus supplement to its existing shelf registration statement with the U.S. Securities and Exchange Commission (SEC) relating to an underwritten public offering of 30 million shares of its common stock. The underwriters will also have a 30-day option to purchase up to 4.5 million additional shares of common stock from Hecla to cover over-allotments, if any.

Hecla intends to use the net proceeds from this offering, along with funds available in the company’s treasury, to retire the $220 million bridge loan facility that was part of the financing obtained to purchase the remaining 70.27% of the Greens Creek joint venture in April 2008, as well as for other general corporate purposes. The acquisition provided Hecla with 100% ownership of the world’s fifth largest and lowest-cost silver mine, which is expected to increase the company’s silver production to approximately 11 million ounces in 2009. Hecla President and Chief Executive Officer Phillips S. Baker, Jr., said, “Greens Creek is a wonderfully long-lived, low-cost asset that will benefit Hecla and its shareholders for many years to come, and I am confident the value this property adds to our company will be recognized in our share price in the future.”

Merrill Lynch & Co. and Scotia Capital will act as the joint book-running managers for the offering. BMO Capital Markets and RBC Capital Markets will act as co-managers for the offering.

Hecla has filed a shelf registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents Hecla has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hecla, any underwriter or any dealer participating in the offering will arrange to send you a copy of the preliminary prospectus supplement and prospectus in the registration statement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 212-449-1000 or Scotia Capital (USA) Inc. toll-free at 212-225-6853.

The shelf registration statement relating to the foregoing has previously been filed with the U.S. Securities and Exchange Commission and became effective upon filing. This press release does not constitute an offer to sell or a solicitation of an offer to buy the shares of common stock or any other securities, nor will there be any sale of the shares of common stock or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Hecla Mining Company, headquartered in Coeur d’Alene, Idaho, mines, processes and explores for silver and gold in the United States and Mexico. A 117-year-old company, Hecla has long been well known in the mining world and financial markets as a quality producer of silver and gold. Hecla’s common shares are traded on the New York Stock Exchange under the symbol “HL.”

Statements made which are not historical facts, such as anticipated payments or purchases are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals price volatility, volatility of metals production and costs, exploration risks and results, political risks, project development risks, labor issues and ability to raise financing. Refer to Hecla’s Form 10-Q and 10-K reports for a more detailed discussion of factors that may impact expected future results. Hecla undertakes no obligation and has no intention of updating forward-looking statements.

Hecla’s Home Page can be accessed on the Internet at www.hecla-mining.com.

SOURCE: Hecla Mining Company

Hecla Mining Company

Vicki Veltkamp, 208-769-4128

Vice President—Investor and Public Relations